EQUITY TRANSFER AGREEMENT

among

NIPPON SHEET GLASS CO., LTD.

APPLIED FILMS CORPORATION

and

SUZHOU NSG AFC THIN FILMS ELECTRONICS CO., LTD.

November 28, 2005

TABLE OF CONTENTS

ARTICLE I PURCHASE AND SALE OF STEC EQUITY	1

1.1 Purchase and Sale of STEC Equity	1

ARTICLE II PURCHASE PRICE	2

2.1 Purchase Price	2
2.2 Manner of Payment	2

ARTICLE III CLOSING	2

3.1 Closing Date	2
3.2 Closing	2

ARTICLES IV CONDITIONS TO CLOSING	2

4.1 Conditions to Obligations of Each Party	2
4.2 Conditions to Obligations of NSG	3
4.3 Conditions to the Obligations of AFC	3

ARTICLE V REPRESENTATIONS AND WARRANTIES OF AFC	4

5.1 AFC	4
5.1.1 Corporate Existence	4
5.1.2 Capitalization of STEC	4
5.1.3 Authorizations	4
5.1.4 Complete Information	4
5.2 STEC	5
5.2.1 Financial Statements	5
5.2.2 Tax	6
5.2.3 Personal Property (Equipment)	6
5.2.4 Intellectual Property	6
5.2.5 Material Contracts	6
5.2.6 Employment Matters	7
5.2.7 Environmental Matters	8
5.2.8 Compliance with the Legal Requirements, Permits	8
5.2.9 Actions and Proceedings	8

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF NSG	8

6.1 Organization and Good Standing of NSG	8
6.2 Authorizations	8
6.3 Complete Information	9

ARTICLE VII COVENANTS	9

7.1 STEC Board Approval	9
7.2 Regulatory Approvals	9
7.3 Resignations	9
7.4 Cooperation in Pursuing the Equity Transfer	10
7.5 Post-Closing Cooperation by AFC	10
7.6 Maintenance of the Equipment	10
7.7 Supply of SiO2	10
7.8 Non-Competition	10

ARTICLE VIII ADDITIONAL AGREEMENTS	11

8.1 STEC Joint Venture Agreement	11
8.2 Marketing Service Agreement	11
8.3 Employee Transfer Agreement	11
8.4 Name of STEC	11

ARTICLE IX TERMINATION	11

9.1 Termination	11
9.2 Force Majeure	12
9.3 Effect of Termination	12

ARTICLE X DEFINITIONS	12

ARTICLE XI INDEMNIFICATION	14

11.1 Indemnification	14
11.2 Mitigation	14

ARTICLE XII MISCELLANEOUS	14

12.1 Press Releases and Announcements	14
12.2 Further Documentation	15
12.3 Amendment and Waiver	15
12.4 Notices	15
12.5 Binding Agreement; Assignment	15
12.6 Severability	16
12.7 Captions	16
12.8 Entire Agreement	16
12.9 Counterparts	16
12.10 Governing Law	16
12.11 Arbitration	16
12.12 Parties in Interest	17
12.13 Expenses	17

ii

EQUITY TRANSFER AGREEMENT

        This Equity Transfer Agreement (“Agreement”) made on the 28th day of November, 2005, in Suzhou, the People’s Republic of China (“PRC”) among:

        Nippon Sheet Glass Co., Ltd., a corporation organized and existing pursuant to the laws of Japan (“NSG”);

        Applied Films Corporation (“AFC”), a corporation established and existing pursuant to the laws of the state of Colorado, United States of America; and

        Suzhou NSG AFC Thin Films Electronics Co., Ltd. (“STEC”), a corporation established and existing pursuant to the laws of People’s Republic of China.

RECITALS

        A.     In 1999, after friendly consultations conducted in accordance with the principles of equality and mutual benefit, AFC and NSG agreed to participate in, and formed, an equity joint venture, STEC, to produce and sell ITO coated glass.

        B.     STEC is a joint venture formulated in accordance with the law of the PRC under the provisions of an Equity Joint Venture Contract between AFC and NSG dated February 17, 1999 (the “STEC Joint Venture Agreement”), and the Articles of Association relating to STEC dated June 12, 1998, as amended, (the “STEC Articles of Association”) and is operating under a business license dated September 8, 2004.

        C.     STEC has proven to be a successful joint venture that has increased the reputation of both AFC and NSG, both individually and as joint venture partners.

        D.     Nevertheless, after amicable and fair negotiation, AFC and NSG have agreed that it is in their mutual best interest to enter into a transaction in which NSG will acquire the fifty percent (50%) of the equity of STEC owned by AFC (the “STEC Equity”) pursuant to this Agreement.

        NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE OF STEC EQUITY

        1.1 Purchase and Sale of STEC Equity. Subject to the terms and conditions of this Agreement, AFC agrees to transfer and deliver to NSG, and NSG agrees to acquire from AFC, as of the Closing Date, all of AFC’s right, title and interest in and to the STEC Equity. On the Closing Date, STEC will become a wholly-owned enterprise of NSG.

ARTICLE II
PURCHASE PRICE

        2.1 Purchase Price. Subject to the terms and conditions set forth in this Agreement, NSG shall acquire the STEC Equity for the aggregate consideration of US$14,600,000 (the "Purchase Price").

        2.2 Manner of Payment. The Purchase Price shall be paid in United States Dollars by NSG to AFC on the Closing Date by wire transfer of immediately available funds to such account(s) as AFC may specify in writing to NSG five (5) business days prior to the Closing Date.

ARTICLE III
CLOSING

        3.1 Closing Date. The Closing Date shall be five (5) business days after the date on which the last of the Conditions is met or waived, or such other date as agreed between AFC and NSG.

        3.2 Closing. Closing shall take place on the Closing Date.

(a) At the Closing, NSG shall pay the Purchase Price to AFC pursuant to Section 2.2 and deliver to AFC all of the following:

(i) A certificate dated the Closing Date, stating that the preconditions specified in Sections 4.3 (a)-(d) have been satisfied;

(ii) Such other certificates, documents or instruments as AFC reasonably requests to effect the transactions contemplated hereby.

(b) At the Closing, AFC shall deliver to NSG all of the following:

(i) A certificate dated the Closing Date, stating that the preconditions specified in Sections 4.2(a)-(d) have been satisfied;

(ii) Such other certificates, documents or instruments as NSG reasonably requests to effect the transactions contemplated hereby.

ARTICLE IV
CONDITIONS TO CLOSING

        4.1 Conditions to Obligations of Each Party. The respective obligations of each party to this Agreement to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions before the Closing Date:

(a) Governmental Approvals. All consents and approvals of, filings and registrations with, and notifications to, all regulatory authorities required for the consummation of the transactions contemplated by this Agreement shall have been obtained or made on terms reasonably satisfactory to the parties hereto. This condition includes the following: (i) approvals from the STEC Approval Authority of the transfer of the STEC Equity from AFC to NSG, (ii) issuance of a new Business License from the STEC Approval Authority to STEC as a wholly owned foreign enterprise whose sole equity owner is NSG, and (iii) any other governmental approvals necessary for accomplishing the transactions set forth in this Agreement.

(b) Legal Proceedings. No court or governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, order or injunction (whether temporary, preliminary or permanent) or taken or threatened to take any other action that prohibits, restricts or makes illegal the consummation of the transactions contemplated by this Agreement or cause such transactions to be rescinded.

        Any condition specified in this Section 4.1 may be waived by the parties to this Agreement, provided that no such waiver will be effective unless it is set forth in a writing executed by each of the parties to this Agreement.

        4.2 Conditions to Obligations of NSG. The obligations of NSG to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions on or before the Closing Date:

(a) Representations and Warranties. The representations and warranties of AFC set forth in Article V hereof will be true and correct in all material respects at and as of the Closing Date;

(b) Performance of Agreements and Covenants. AFC will have performed and complied with all of the covenants and agreements required to be performed or complied with by it under this Agreement prior to the Closing Date;

(c) Consents. All material third party consents that are required for the consummation of the transactions contemplated by this Agreement will have been obtained on terms reasonably satisfactory to NSG.

(d) Board Approval. The Board of Directors of AFC shall have approved this Agreement and the consummation of the transactions contemplated by this Agreement;

        Any condition specified in this Section 4.2 may be waived by NSG, provided that no such waiver will be effective unless it is set forth in a writing executed by NSG.

        4.3 Conditions to the Obligations of AFC. The obligations of AFC to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions on or before the Closing Date:

(a) Representations and Warranties. The representations and warranties of NSG set forth in Article VI hereof will be true and correct in all material respects at and as of the Closing Date;

(b) Performance of Agreements and Covenants. NSG will have performed and complied with all of the covenants and agreements required to be performed or complied with by NSG under this Agreement prior to the Closing Date;

(c) Consents. All material third party consents that are required for the consummation of the transactions contemplated by this Agreement will have been obtained on terms reasonably satisfactory to AFC;

(d) Authorization. NSG shall have been duly authorized to execute this Agreement and to perform its obligations under this Agreement and NSG shall have delivered an officer’s certificate certifying such authorization;

        Any condition specified in this Section 4.3 may be waived by AFC, provided that no such waiver will be effective unless it is set forth in a writing executed by AFC.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF AFC

        As a material inducement to NSG to enter into this Agreement, AFC hereby represents and warrants to NSG on the date hereof and on the Closing Date:

        5.1 AFC.

        5.1.1 Corporate Existence. AFC is a corporation duly organized, validly existing and in good standing under the law of the State of Colorado, United States of America and has the corporate power to carry on its business substantially as it is now being conducted.

        5.1.2 Capitalization of STEC. The STEC Equity constitutes (i) fifty percent (50%) of the total issued, outstanding and registered capital of STEC, and (ii) the entire rights and interests in AFC owned or controlled by AFC. AFC owns, beneficially and of record, all right, title and interest in and to the STEC Equity free and clear of any security interests, claims, liens, pledges, options, encumbrances, charges, agreements, voting trusts or other arrangements, restrictions or limitations of any kind.

        5.1.3 Authorizations. The execution, delivery and performance of this Agreement by AFC and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary action and, when executed and delivered, this Agreement shall be legally binding on and enforceable against AFC in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated in this Agreement will not, violate the Governing Documents of AFC, nor will the consummation of the transactions contemplated in this Agreement result in any breach, violation or default or result in acceleration of the performance of any obligations of AFC under any judgment, decree, mortgage, agreement, indenture or other instrument applicable to AFC or to which AFC is a party or to which any of its properties are subject. No consent, approval or authorization of any third party or government authority other than the STEC Approval Authority is required for the consummation by AFC of the transactions contemplated by this Agreement.

        5.1.4 Complete Information. Neither this Agreement nor any schedule, statement, list, certificate or other written information furnished or to be furnished by AFC in connection with this Agreement contains or will contain any untrue statement by AFC of a material fact or omits or will omit to state a material fact necessary to make any material statements made by AFC contained herein or therein, in light of the circumstances once they are made, not misleading.

        5.2 STEC

        5.2.1 Financial Statements.

        To the knowledge of AFC:

(a) STEC has delivered to NSG copies of the audited financial statements of STEC at and for the years ended December 31, 1999, 2000, 2001, 2002, 2003 and 2004 together with the related schedules and notes (the “Financial Statements”). Each of the Financial Statements is true, complete and accurate, has been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”), applied on a consistent basis, and fairly presents the financial condition at the date thereof and the results of the operations and changes in financial condition for the period then ended, of STEC.

(b) As of the Closing Date, STEC does not have any liabilities or obligations of any nature, whether required to be reflected as liabilities on a balance sheet prepared in accordance with GAAP, and whether accrued, absolute, contingent, known, unknown or otherwise, which has arisen or may arise out of or in relation to any cause which existed on or prior to the Closing Date, except such liabilities that (i) were reflected or reserved against in the Financial Statements, or (ii) were incurred after December 31, 2004, in the usual and ordinary course of business of STEC consistent with past practice and that are not material, individually or collectively, to the financial condition of STEC; provided, however, that for the purpose of this Section 5.2.1(b), AFC shall be deemed to have knowledge of a fact that is recorded in any tangible media or electric form in any language within STEC on or prior to the Closing Date, unless, on or prior to the Closing Date, the NSG appointed general manager or any of the current or former NSG appointed directors of STEC knows or could reasonably have known such fact.

(c) Since December 31, 2004, STEC has not disposed of any assets otherwise than in the usual and ordinary course of business consistent with past practice and in a manner that does not adversely affect the financial condition of STEC.

(d) Since December 31, 2004, STEC has conducted its businesses only in the ordinary and usual course in substantially the same manner as previously conducted and has not undergone or suffered any change in its financial condition or results of operations that would reasonably be expected to have a material adverse effect.

        5.2.2 Tax.

(a) STEC has timely filed with the appropriate tax authority all tax returns required to be filed in all jurisdictions in which such tax returns are required to be filed, and all such tax returns and the information contained therein are true and complete in all material respects for the periods covered thereby. STEC has paid all taxes due and owing by each of them when due.

(b) Except as disclosed on Schedule 5.2.2, STEC is not being audited by a tax authority and no deficiencies for taxes have been assessed against STEC and there has been no claim against STEC relating to or attributable to taxes due and owing by AFC or STEC.

(c) Except as disclosed on Schedule 5.2.2, STEC has never engaged in any transactions the lawfulness of which, or the tax treatment relating to which, could be disputed by any competent tax authority

        5.2.3 Personal Property (Equipment).

        To the knowledge of AFC:

(a) Schedule 5.2.3(a) is a true and accurate list of all personal property owned by STEC that has a book value of US$ 10,000 or more as of the date hereof. STEC has, with respect to all such personal property, good title, free and clear of any security interests, claims, liens, pledges, options, encumbrances, charges, agreements, or other arrangements, restrictions or limitations of any kind. The assets contained in Schedule 5.2.3(a) are in good operating condition and repair subject to continued repair and replacement in accordance with the past practice of STEC.

(b) The inventory listed in Schedule 5.2.3(b) consists of raw materials and supplies, manufactured and purchased parts, goods in process, and finished goods, all of which are in good marketable condition for their intended purposes, do not contain defects and are not excess or obsolete, except to the extent of allowances reported in the Financial Statements.

        5.2.4 Intellectual Property.

        To the knowledge of AFC:

        There is no intellectual property owned by, or leased from, any third party which is required to operate the Business of STEC. The conduct of the Business of STEC does not, or will not after the Closing, infringe any intellectual property rights of any third party or other rights or privileges of or from any third party.

        5.2.5  Material Contracts. Schedule 5.2.5 is a true and accurate list of all contracts, agreements, commitments, or any arrangements (i) which involve on an annual basis or as a cumulative aggregate consideration an obligation by or to STEC to pay amounts in excess of US$ 100,000, (ii) pursuant to which STEC is reasonably anticipated to pay or receive an amount in excess of US$ 100,000 on an annual basis or as a cumulative aggregate consideration, or (iii) which is otherwise material to STEC (the “Material Contracts”). All of the Material Contracts were entered into in the ordinary course of business, are necessary or advisable for the conduct of the Business by STEC, contain terms and conditions that are customary and usual for contracts of this nature, and are legal, valid and enforceable in accordance with the terms thereof. STEC has performed in all respects the obligations required to be performed by it to date under any Material Contracts and there is no default or event of default, real or claimed, or events which with notice or lapse of time or both would constitute a default, by any other party to any Material Contract. There exists no actual or threatened termination, cancellation, or limitation of, or any amendment, modification, or change to any Material Contract. With respect to any Material Contract, no consent of the counterparty is required in connection with the consummation of the transactions contemplated hereby, and none of these Material Contracts contain any provision providing that the counterparty thereunder may terminate the same by reason of the transactions contemplated thereby or any provision which would be altered by reason of such transactions. STEC is neither renegotiating any of the Material Contracts nor is it paying damages in lieu of performance thereunder.

        5.2.6 Employment Matters.

        To the knowledge of AFC:

(a) There are no work rules and other internal regulations of STEC applicable to any director, officer, employee or consultant of STEC, including, without limitation, all consulting, employment and severance agreements of STEC with any present director, officer, employee or consultant, which are less advantageous to STEC than the generally applicable work rules.

(b) STEC is not a party to or bound by any union contract and has not experienced any strike, slow downs, work stoppages or other similar labor actions by any group of employees of STEC, grievance or any court or arbitration proceeding, claim of unfair labor practices filed against STEC or any other material labor difficulty. There are no major disputes unsolved between any employee and STEC at the Closing Date. None of the employees of STEC are represented by any labor union and STEC is not a party to any collective bargaining agreements.

(c) STEC has maintained and administered its pension, retirement, severance pay, life, health, medical, disability and accident insurance, vacation and other material employee benefit plans, programs and arrangements in accordance with all applicable laws and regulations and has not violated any applicable laws and regulations relating to the employment matters. STEC has complied with its payment obligations to all of its directors, officers, employees and consultants in respect of all salaries, allowances, bonuses, benefits, retirement, severance pay, pension, housing, and other compensation due and payable to any of them under any rules or agreements or any applicable laws and regulations. STEC is not liable for any severance pay or other payments to any present or former director, officer, employee or consultant from the termination of service or employment.

(d) There are no pension liabilities or other obligations incurred or likely to be incurred by STEC, except as set out in Schedule 5.2.6(d).

        5.2.7 Environmental Matters.

        To the knowledge of AFC:

        The operation of the Business of STEC does not involve and has never involved the use, or the release or discharge, of a hazardous substance. STEC has at all times complied with all applicable material environmental laws and regulations and with the terms and conditions of any Permits required in connection therewith. STEC has no liability to make good, repair, re-instate or clean up land or another asset owned, occupied, possessed or used by STEC. No fact or circumstance exists which might give rise to this type of liability.

        5.2.8 Compliance with the Legal Requirements; Permits.

        To the knowledge of AFC:

        STEC is currently conducting the Business in compliance with all applicable laws and regulations and Permits. STEC holds all Permits necessary to conduct its operations of the Business and all such Permits are in full force and effect.

        5.2.9 Actions and Proceedings.

        To the knowledge of AFC:

        There is no action, suit, claim or legal or administrative arbitration or other alternative dispute resolution proceeding or investigation (the “Proceedings”) pending or threatened against or affecting STEC, and there is no Proceeding in which STEC is the plaintiff or claimant nor is there any basis for the same. There is no Proceeding pending or, to the knowledge of AFC, threatened against or affecting AFC that questions the validity of this agreement or any action taken or to be taken by AFC in connection with, or which seeks to enjoin or obtain monetary damages in respect of, the consummation of the transactions contemplated hereby, or which would reasonably be expected to impair AFC’s ability to effect the Closing.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF NSG

        As a material inducement to AFC to enter into this Agreement, NSG hereby represents and warrants them that:

        6.1 Organization and Good Standing of NSG. NSG is a corporation duly organized, validly existing and in good standing under the laws of Japan and has the corporate power to carry on its business substantially as it is now being conducted.

        6.2 Authorizations. The execution, delivery and performance of this Agreement by NSG and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary action and, when executed and delivered, this Agreement shall be legally binding on and enforceable against NSG in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated in this Agreement will not, violate the Governing Documents of NSG, nor will the consummation of the transactions contemplated in this Agreement result in any breach, violation or default or result in acceleration of the performance of any obligations of NSG under any judgment, decree, mortgage, agreement, indenture or other instrument applicable to NSG or to which NSG is a party or to which any of its properties are subject. No consent, approval or authorization of any third party or government authority other than the STEC Approval Authority is required for the consummation by NSG of the transactions contemplated by this Agreement.

        6.3 Complete Information. Neither this Agreement nor any schedule, statement, list, certificate or other information furnished or to be furnished by NSG in connection with this Agreement contains, or will contain any untrue statement of a material fact or omits or will omit, to state a material fact necessary to make any material statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

ARTICLE VII
COVENANTS

        7.1 STEC Board Approval. As soon as practicable after the date hereof and prior to the Closing Date, AFC and NSG shall cause the directors of STEC to hold the board meeting for an approval of the transfer of the STEC Equity as contemplated hereunder, and to vote for such transfer.

        7.2 Regulatory Approvals. Upon execution of this Agreement, the parties hereto will prepare, execute and file such applications through STEC, together with this Agreement and the restated STEC Articles of Association identifying STEC as a wholly owned foreign enterprise under the law of the PRC whose sole equity owner is NSG and the letter of appointment naming the current board of directors as the continuing board of directors (subject to the resignations specified in Section 7.3) with the STEC Approval Authority to obtain approval of the transfer of the STEC Equity from AFC to NSG. The parties shall then prepare, execute and file such applications through STEC with the STEC Approval Authority to obtain the issuance of a new Business License to STEC as a wholly owned foreign enterprise whose sole equity owner is NSG. The parties hereto shall use their best efforts to seek such approvals and license.

        7.3 Resignations. Prior to the filing of the applications for an approval of the transfer of the STEC Equity as provided in Section 7.2, AFC shall take actions and deliver to NSG documents that are necessary to effectuate resignation of all of the directors, general manager, financial officers and other officers of STEC appointed by AFC and appointment of their replacement to be designated by NSG, except as set out in Section 8.3. Such actions and documents may include AFC’s statement to dismiss such directors and STEC’s board resolution to dismiss such a general manager and officers. If (i) such resignation is effectuated and (ii) Closing has not occurred on or prior to January 31, 2006, or this Agreement is otherwise terminated pursuant to Section 9.1, NSG shall take actions and deliver to AFC documents that are necessary to reappoint such directors, general manager, financial officers and other officers who resigned pursuant to this Section 7.3.

        7.4 Cooperation in Pursuing the Equity Transfer. In the case any supplementary declarations are required to effect the entry of NSG as the owner of the STEC Equity and the transfers according to Section 1.1, both parties undertake to make the necessary declarations. In the case any material third party consents are necessary for the consummation of the transactions contemplated by this Agreement, all parties hereto shall use their best efforts to seek such consents.

        7.5 Post-Closing Cooperation by AFC. For one (1) year after the date of this Agreement, AFC shall provide NSG with reasonable assistance with regard to management and/or operation of STEC pursuant to NSG’s request and at NSG’s cost. This one (1) year cooperation period can be extended by the mutual agreement of the parties, subject in all cases to the availability of AFC’s personnel.

        7.6 Maintenance of the Equipment. After the Closing Date, AFC shall provide STEC with services, parts and/or other supplies that are necessary or desirable to maintain or update the equipment that STEC purchased from AFC or its affiliate(s). The prices and other terms of such services or sales shall be established consistent with past practices of supply between AFC and STEC and no less favorable than the terms under which AFC provides similar services, parts and/or other supplies to unaffiliated third party customers. AFC will also provide work bids and proposals to NSG for consideration if NSG decides to modify or improve such equipment.

        7.7 Supply of SiO2. After the Closing Date, AFC shall supply STEC with SiO2 for an ITO coating process. The prices and other terms of such supply shall be consistent with past practices of supply between AFC and STEC and no less favorable than the terms under which AFC provides similar material to unaffiliated third party customers purchasing at similar volumes.

        7.8 Non-Competition. For the period of four (4) years after the Closing Date, AFC shall not, by itself or through its affiliate(s), compete with STEC within the field of the Business in PRC or Hong Kong. For the purpose of this Section, “compete with STEC within the field of the Business” means, either alone or jointly with, through (which includes by ownership of any share, direct or indirect control) or on behalf of (whether s director, partner, consultant, manager, employee, agent or otherwise) any person, directly or indirectly, carry on or be engaged in any business which is in competition with the Business; provided, however, the manufacture, sale, and/or provision of maintenance services for ITO or other coating equipment shall not be deemed as competition with STEC within the field of the Business.

        7.9 Shared Tax Burden. AFC agrees that, if STEC’s corporate income tax rate for 2005 is increased from 10% to 15% as a result of a failure to meet the export sales threshold of 70% for 2005, as described in Schedule 5.2.2, AFC shall pay one half (1/2) of the tax liability increase resulting from the rate change from 10% to 15% and attributable to the period from January 1, 2005 to the Closing Date. Such amount, if any, shall be paid promptly after the final determination of any such amount.

ARTICLE VIII
ADDITIONAL AGREEMENTS

        8.1 STEC Joint Venture Agreement. AFC and NSG agree that the STEC Joint Venture Agreement and the STEC Articles of Association shall be terminated as of the Closing Date. AFC and NSG acknowledge that there shall be no rights or obligations under the STEC Joint Venture Agreement among the parties, except as provided in Section 26.3 of the STEC Joint Venture Agreement, except that the non-competition agreements in Section 8.6 of the STEC Joint Venture Agreement shall terminate.

        8.2 Marketing Service Agreement. AFC, NSG and STEC acknowledges that the Marketing Services Agreement dated February 17, 1999, between AFC and STEC, and the Marketing Services Agreement of the same date between NSG and STEC are null and void, and have never taken effect since their executions, and that there shall be no outstanding claim under such agreements between any parties.

        8.3 Employee Transfer Agreement. AFC, NSG and STEC agree that the Employee Transfer Agreement between AFC and STEC dated January 3, 1999, as amended, (the “Employee Transfer Agreement”) shall be extended with respect to the Deputy General Manager (as defined in such agreement) for the purpose of having the Deputy General Manager provide reasonable transition services as a full-time employee of STEC until January 31, 2006, for smooth handover of the management of STEC. NSG will determine and assign the work of the Deputy General Manager during this three (3) months period, which shall include, but is not limited to, training of the Deputy General Manager’s replacement. If training of such Deputy General Manager’s replacement is not completed during this period, AFC and NSG shall discuss in good faith for a further extension of the Employee Transfer Agreement, subject in all cases to the availability of AFC personnel. AFC acknowledges that as of the date hereof there is no outstanding claim against STEC under Employee Transfer Agreement.

        8.4 Name of STEC. AFC allows STEC to retain the word “AFC” in its English name until one (1) year after the Closing Date. By expiration of the one (1) year period from the Closing Date, NSG shall change STEC’s English name to remove the word “AFC.”

ARTICLE IX
TERMINATION

        9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) By mutual written consent of NSG and AFC;

(b) By either NSG or AFC if there has been a material breach on the part of the other party in the representations and warranties or covenants set forth in this Agreement, which is not cured within thirty (30) days of a notice to the breaching party or if events have occurred which have made it impossible to satisfy a condition precedent to either party’s obligations to consummate the transactions contemplated hereby, unless the terminating party’s breach of this Agreement has caused the condition to be unsatisfied; or

(c) By either NSG or AFC if the Closing has not occurred on or prior to January 31, 2006 by reason of the failure of any condition precedent under Article III or IV hereof; provided that neither NSG nor AFC will be entitled to terminate this Agreement pursuant to this Section 9.1(c) if such person’s breach of this Agreement has prevented satisfaction of the conditions or the consummation of the transactions contemplated hereby at or prior to such time.

        9.2 Force Majeure. In the event that either party is unable to perform any of its obligations under this Agreement because of war, acts of terrorism, civil riot or insurrection, natural disaster, actions or decrees of governmental bodies except for the STEC Approval Authority, fire, flood, explosion, Acts of God or any other event or cause beyond the reasonable control of the affected party (a “Force Majeure Event”), all obligations of the affected party under this Agreement shall be immediately suspended, provided that the affected party promptly gives the other party notice of the occurrence of the Force Majeure Event. If practicable, the affected party shall use reasonable efforts to eliminate the obstacle(s) preventing its performance. Upon cessation of any Force Majeure Event, this Agreement shall continue in full force and effect and each party shall resume its performance under the Agreement as soon as possible. If a Force Majeure Event asserted as a basis of a party’s nonperformance continues to prevent performance for a period of ninety (90) days, the other party may terminate this Agreement by giving written notice to the nonperforming party before the nonperforming party resumes performance.

        9.3 Effect of Termination. In the event of termination of this Agreement by either NSG or AFC as provided above, this Agreement will forthwith become void and there will be no liability on the part of any party to this Agreement to any other party, except for the obligation of the parties in Sections 7.3, 11.1, 12.10, 12.11 and 12.13, and except that nothing herein will relieve any party from any breach of this Agreement prior to such termination.

ARTICLE X
DEFINITIONS

        For purposes of this Agreement, the following terms have the meanings set forth below:

        “AFC” shall mean Applied Films Corporation, a corporation established and existing pursuant to the laws of the State of Colorado, United States of America.

        “Agreement” has the meaning specified in the preamble.

        “Business” shall mean the business of STEC conducted at the Closing Date including, but not limited to, production and sale of ITO coated glass for passive displays.

        “Business License” shall mean a certificate of license to conduct a certain business issued by the local counterpart of the State Administration for Industry and Commerce.

        “Closing” has the meaning specified in Article III.

        “Closing Date” has the meaning specified in Section 3.1.

        “Conditions” shall mean the conditions set out in Article IV.

        “Dispute” has the meaning specified in Section 12.11.

        “Employee Transfer Agreement” has the meaning specified in Section 8.3.

        “Financial Statements” has the meaning specified in Section 5.2.1.

        “GAAP” has the meaning specified in Section 5.2.1.

        “Governing Documents” of a party shall mean, collectively, the charter, articles of incorporation, certificate of incorporation, bylaws, partnership agreement, and regulations, as applicable, of such party and any and all other documents governing the internal affairs of such party.

        “Knowledge” of AFC to this Agreement shall mean the actual knowledge of Chief Executive Officer of AFC or Chief Financial Officer of AFC, or any of the current or former directors, (deputy) general manager, financial officers and other officers of STEC appointed by AFC.

        “Material Contracts” has the meaning specified in Section 5.2.5.

        “NSG ”shall mean Nippon Sheet Glass Co., Ltd., a company organized and existing pursuant to the laws of Japan.

        “Permits” shall mean any permits, authorizations, approvals, registrations, licenses, franchises, consents, notices, or orders granted by, obtained from or filed with any STEC Approval Authority.

        “PRC” shall mean the People’s Republic of China, excluding the Special Administrative Zones of Hong Kong, the Special Administrative Zones of Macau, and the Province of Taiwan.

        “Proceedings” has the meaning specified in Section 5.2.9.

        “Purchase Price” has the meaning specified in Section 2.1.

        “STEC” shall mean Suzhou NSG AFC Thin Films Electronics Co., Ltd., a limited liability company established and existing pursuant to the Law of the People’s Republic of China on Wholly Foreign Owned Enterprises, the Regulations for Implementation thereof and other relevant officially published laws and regulations of the People’s Republic of China.

        “STEC Approval Authority” shall mean the local counterpart of the Ministry of Commerce which is authorized to approve the transfer of STEC Equity, and the local counterpart of the State Administration for Industry and Commerce. .

        “STEC Articles of Association” has the meaning specified in Recital B.

        “STEC Equity” shall mean all the equity in STEC owned by AFC, which is to be transferred to NSG pursuant to this Agreement.

        “STEC Joint Venture Agreement” has the meaning specified in Recital B.

        “Tax” or “Taxes” shall mean any tax (including, without limitation, any income tax, capital gains tax, value-added tax, sales tax, property tax, gift tax or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency or other fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any government agency or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing of payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.

ARTICLE XI
INDEMNIFICATION

        11.1 Indemnification. Each party shall indemnify and hold the other Party harmless against and in respect of, any and all claims which may be made or brought against the other Party, or losses, damages, costs and expenses which the other Party may suffer or incur as a result of, due to or in relation to any breach of any of the warranties, the covenants and the obligations under this Agreement; provided, however, that any warranties or representations made in this Agreement shall only survive for eighteen (18) months from the Closing Date except for the followings:

(a) representations and warranties in Section 5.2.1 shall survive for two (2) years from the date of the Closing;

(b) representations and warranties in Section 5.2.2 shall survive until all liabilities of STEC and NSG which might arise in relation to Section 5.2.2 expires due to statute of limitations; and

(c) representations and warranties in Section 5.2.7 shall survive until all liabilities of STEC and NSG which might arise in relation to Section 5.2.7 expires due to statute of limitations.

        11.2 Mitigation. If a party to this Agreement breaches this Agreement, the non-breaching party shall take reasonable measures to avoid aggravating any losses that the non-breaching party may experience. If losses are aggravated by the non-breaching party’s failure to take reasonable measures to mitigate damages, the non-breaching party shall not be compensated for losses that result solely from a failure to mitigate.

ARTICLE XII
MISCELLANEOUS

        12.1 Press Releases and Announcements. No press releases related to this Agreement and the transactions contemplated herein, or other announcements to the employees, customers or suppliers of AFC or STEC will be issued without the mutual approval of all parties hereto, except any public disclosure which any party in good faith believes, based upon the written opinion of counsel, is required by law or regulation (in which case the disclosing party shall notify the other parties of the form of the draft release and discuss changes thereto in good faith at least three business days prior to such disclosure).

        12.2 Further Documentation. AFC will execute and deliver such further instruments of conveyance and transfer and take such additional action as NSG may reasonably request to effect, consummate, confirm or evidence the transfer to NSG of the STEC Equity and any other transactions contemplated hereby.

        12.3 Amendment and Waiver. This Agreement may be amended and any provision of this Agreement may be waived, provided that any such amendment or waiver will be binding upon a party only if such amendment or waiver is set forth in a writing executed by NSG and AFC. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any party.

        12.4 Notices. All notices, demands and other communications given or delivered under this Agreement will be in writing and will be deemed to have been given when personally delivered or delivered by express courier service or telecopied to the address provided on such communications. Notices, demands and communications to the parties will, unless another address is specified in writing, be sent to the address indicated below:

Notices to AFC:

Applied Films Corporation 9586 I-25 Frontage Road Longmont, CO 80504 Facsimile: 303-678-9275

with a copy to:

Varnum, Riddering, Schmidt & Howlett LLP 333 Bridge Street NW, P.O. Box 352 Grand Rapids, Michigan 49501-0352 Attn: Daniel C. Molhoek Facsimile: 616-336-7000

Notices to NSG:

NSG Tokyo Building 1-7, Kaigan 2-chome Minato-ku, Tokyo 105-8552 Facsimile: 81-3-5443-9566

      12.5 Binding Agreement; Assignment.

(a) This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(b) This Agreement or any rights or obligations hereunder shall not be assignable by either party.

        12.6 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity and amended to give effect to the stricken section to the maximum extent possible, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

        12.7 Captions. The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and will not be deemed to limit, characterize or in any way affect any provision of this agreement, and all provisions of this Agreement will be enforced and construed as if no caption had been used in this Agreement.

        12.8 Entire Agreement. This Agreement and the documents referred to herein contain the entire agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

        12.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which taken together will constitute one and the same instrument.

        12.10 Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the Schedules hereto and the performance of the obligations imposed by the transactions contemplated hereby shall be governed by and construed in accordance with the law of the PRC.

        12.11 Arbitration. The parties agree to first attempt to settle any dispute, controversy or claim between the parties, arising out of or relating to this Agreement, or the rights and obligations of the parties under this Agreement (a “Dispute”), through friendly good-faith negotiations between a senior executive officer of each disputing party. If after three (3) months from the date on which one party has provided notice to the other applicable party(ies) regarding a Dispute, no mutually agreeable resolution has been reached, the Dispute shall be submitted to a final and binding arbitration in accordance with the Arbitration Rules of the Singapore International Arbitration Center, by three arbitrators, with each party appointing one arbitrator and those two arbitrators appointing the third arbitrator who shall also serve as the chairman of the arbitration panel. The arbitrators will specifically allow and provide for such discovery as is appropriate and consistent with the purposes of the arbitration in accomplishing a fair, speedy and cost-effective resolution to the Dispute(s). Any Dispute shall be arbitrated on an individual basis and shall not be consolidated in any arbitration with any other claim or controversy of any other party. Nothing contained herein, however, shall preclude any party hereto from seeking or obtaining (a) injunctive relief, or (b) any other judicial relief permitted under the law of the PRC to enforce the provisions of this Agreement or to preserve the status quo pending resolution of disputes hereunder. Any arbitration proceeding shall be conducted in Singapore. Arbitration procedures and any proceedings shall be conducted in the English language and any and all documents produced or issued in connection with or arising out of the arbitration shall be written in the English language with, upon a party’s request, a Chinese translation provided. Judgment on the arbitrator’s award may be entered in any court having jurisdiction over a party against which enforcement of the award is being sought and the parties hereby irrevocably consent to the jurisdiction of any such court for the purpose of enforcing any such award. The arbitrator shall allocate in the final award all costs incurred in conducting the arbitration in accordance with what the arbitrator deems just and fair under the circumstances. Each party further irrevocably consents to the service of process out of any of the aforesaid courts and any such action or proceeding by the mailing of copies thereof by registered mail, postage prepaid, to it.

        12.12 Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties and their respective successors and assigns any rights or remedies under or by virtue of this Agreement.

        12.13 Expenses. Except as otherwise provided in this Agreement, NSG will pay all of its own, and AFC will pay all of its own, expenses (including fees and expenses of legal counsel, brokers, or other representatives and consultants and appraisal fees and expenses) incurred in connection with the negotiation of this Agreement, the performance of its obligations under this Agreement, and the consummation of the transactions contemplated in this Agreement.

[Signatures on following page.]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

NIPPON SHEET GLASS CO., LTD.

By /s/ Katsuji Fujimoto

     Its CEO and President

APPLIED FILMS CORPORATION

By /s/ Thomas T. Edman

     Its President and CEO

SUZHOU NSG AFC THIN FILMS ELECTRONICS CO., LTD.

By /s/ Nobuhide Ando

Its President